King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521 www.kslaw.com
Zachary Davis zdavis@kslaw.com
T 404.572.2770
Alan Noskow anoskow@kslaw.com
T 202.626.5572

October 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 23, 2023

File No. 333-274870

Ladies and Gentlemen:

On behalf of Shimmick Corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 to the registration statement on Form S-1 filed on October 23, 2023 (the “Registration Statement”) relating to the offering of shares of the Registrant’s common stock. The Registration Statement has been revised via Amendment No. 2 in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated October 26, 2023, regarding the Registration Statement. To assist your review, we have included the text of the Staff’s comments in bold below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Our Projects

1.	We note your revised disclosure on page 8. Please clarify the basis for the forecast that $60 billion will be invested for water infrastructure per year.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 1, 8, 77 and 85.

October 27, 2023

Page Two

Recent Developments

2.

We note that you have attributed the expected net income for the three months ended September 29, 2023, to be primarily driven by a significant gain on the sale of non-core business contracts. Given the potentially significant gain on sale included in your preliminary estimates, please explain to us how you determined your disclosure provides investors sufficient information to understand your estimated results of operations. Specifically, please tell us how you considered the need to disclose the amount of the gain recognized from the sale of non-core business contracts and/or a range of estimated operating expenses.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 11 and 89. In particular, the Registrant has included its preliminary estimates for operating expenses for the three months ended September 29, 2023 and has included additional disclosure to specifically note the amount of the gain ($30 million) recognized from the sale of non-core business contracts during the three months ended September 29, 2023.

*  *  *

The Registrant and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Zachary Davis

Zachary Davis

/s/ Alan Noskow

Alan Noskow

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Devin J. Nordhagen, Shimmick Corporation

Jonathan H. Talcott, Esq., Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Esq., Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Esq., Nelson Mullins Riley & Scarborough LLP